December 7, 2009

Filed pursuant to Rule 163

Registration No. 333-163546

MERCK STOCK INVESTMENT PLAN

NOTICE TO PARTICIPANTS

As you may be aware, on March 9, 2009, Merck & Co., Inc. agreed to merge with Schering-Plough Corporation. The Schering-Plough corporate entity will continue as the public company parent of the combined entity after the merger and change its name to “Merck & Co., Inc.”, which we refer to as New Merck.

Effective upon the closing of the merger, each outstanding share (or fractional share) of Merck common stock, including the shares of Merck common stock held by you as a participant in the Merck Stock Investment Plan (SIP) will be automatically converted into one share (or fractional share, as applicable) of the common stock of New Merck.

The SIP will be suspended effective upon the closing of the merger until New Merck registers with the Securities and Exchange Commission (SEC) the shares of New Merck common stock that may be issued to plan participants. Because of SEC requirements, New Merck will not be able to register its shares for approximately one to two months after closing. We currently anticipate registering the New Merck shares no later than January 31, 2010. In connection with the registration, we will amend the SIP so that we can continue it in effect as the Stock Investment Plan of New Merck, and provide for the issuance of New Merck common stock in respect of participant investments under the SIP. This temporary suspension of the SIP is not a whole or partial termination of the SIP pursuant to the terms thereof.

During the temporary suspension period, existing participants will not be permitted to purchase New Merck shares through optional cash investments in the SIP, and dividends paid on New Merck common stock, if any, will not be automatically reinvested in shares of New Merck common stock. However, existing participants will otherwise be permitted to have access to their accounts and will be permitted to sell shares of New Merck common stock held for their account during the temporary suspension period. When the suspension ends, the SIP is expected to function and be administered in substantially the same manner as before the merger. Participants in the SIP prior to completion of the merger will, after the suspension ends, automatically continue as participants in the SIP, and any participant elections in effect under the SIP at the time of the merger, including elections with respect to automatic reinvestment of cash dividends or automated optional cash investments, will remain in effect, except that participants will receive shares of New Merck common stock as a result of investments through the SIP.

Merck has filed, and New Merck will file, a registration statement (including a prospectus) with the SEC for the offering of shares to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merck will arrange to send you the prospectus if you request it by calling 1-800-522-9114.